

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

January 11, 2010

Brad Bingham
Chief Executive Officer
CoConnect, Inc.
2038 Corte Del Nogal, Suite 110
Carlsbad, CA 92011

      Re: CoConnect, Inc.
            Preliminary Revised Information Statement on Schedule 14C
            Filed January 5, 2010
            File No. 000-26533

Dear Mr. Bingham:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Maryse Mills-Apenteng
                    Special Counsel

cc: <u>Via facsimile: (760) 804-8845</u>
       Brad Bingham